Exhibit 99.3

BY-LAW NO. 1

a by-law relating generally to the transaction of the business and affairs of
HELIX BIOPHARMA CORP.
(the “Corporation”)

As approved by Shareholders on December 9, 2009

TABLE OF CONTENTS

Page #

ARTICLE 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION...	1
1.1 Definitions...	1
1.2 Interpretation...	1

ARTICLE 2 GENERAL BUSINESS...	2
2.1 Registered Office...	2
2.2 Seal...	2
2.3 Financial Year...	2
2.4 Execution of Instruments...	2
2.5 Execution in Counterpart, by Facsimile, and by Electronic Signature......................................................................................................................................................................................	2
2.6 Voting Rights in Other Bodies Corporate...	2
2.7 Banking Arrangements...	3

ARTICLE 3 BORROWING...	3
3.1 Borrowing...	3
3.2 Delegation...	3

ARTICLE 4 DIRECTORS...	3
4.1 Duties of Directors...	3
4.2 Qualification...	3
4.3 Eligibility Requirements at Meetings...	4
4.4 Quorum...	4
4.5 Calling of Meetings...	4
4.6 Notice of Meetings...	4
4.7 First Meeting of New Board...	5
4.8 Chairperson and Secretary...	5
4.9 Votes to Govern...	5
4.10 Participation by Telephonic, Electronic or other Communication Facility...............................................................................................................................................................................	5
4.11 Electronic Voting...	5
4.12 Conflict of Interest...	5

ARTICLE 5 COMMITTEES...	6
5.1 Audit Committee...	6
5.2 Other Committees...	6
5.3 Procedure...	6

ARTICLE 6 OFFICERS...	6
6.1 Appointment of Officers...	6

ARTICLE 7 PROTECTION OF DIRECTORS AND OFFICERS...	6
7.1 Limitation of Liability...	6
7.2 Indemnity of Directors and Officers...	7
7.3 Indemnification of Others...	8
7.4 Insurance...	8
7.5 Indemnities Not Exclusive...	8

ARTICLE 8 MEETINGS OF SHAREHOLDERS...	8
8.1 Annual Meetings...	8
8.2 Place of Meetings...	8
8.3 Notice of Meetings...	9
8.4 Participation in Meeting by Electronic Means...	9
8.5 Electronic Meetings...	9
8.6 Chairperson and Secretary...	9
8.7 Persons Entitled to be Present...	9
8.8 Quorum...	9
8.9 Shareholder Representatives...	10
8.10 Time for Deposit of Proxies...	10
8.11 Voting...	10
8.12 Ballots...	10
8.13 Electronic Voting...	10
8.14 Casting Vote...	11

ARTICLE 9 SHARES...	11
9.1 Issuance...	11
9.2 Securities Records...	11
9.3 Transfer Agents and Registrars...	12
9.4 Non-recognition of Trusts...	12
9.5 Security Certificates...	12

ARTICLE 10 DIVIDENDS AND RIGHTS...	12
10.1 Dividends...	12
10.2 Dividend Cheques...	12
10.3 Non-receipt of Cheques...	13

ARTICLE 11 MISCELLANEOUS...	13
11.1 Timing of Delivery of Notices...	13
11.2 Waiver of Notice...	13
11.3 Omissions and Errors...	13
11.4 Invalidity...	14
11.5 Effective Date...	14
11.6 Repeal...	14

ii

BY-LAW NO. 1

a by-law relating generally to the transaction of the business and affairs of
HELIX BIOPHARMA CORP.
(the “Corporation”)

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

In this by-law and all other by-laws of the Corporation:

(a)	“the Act” means the Canada Business Corporations Act or any statute which may be substituted therefor, including the regulations thereunder, as amended from time to time;

(b)	“articles” means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

(c)	“board” means the board of directors of the Corporation;

(d)	“by-laws” means the by-laws of the Corporation in force as amended or restated from time to time;

(e)	“director” means a director of the Corporation as defined in the Act;

(f)	“meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders;

(g)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(h)	“officer” means an officer of the Corporation as defined in the Act; and

(i)	“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

1.2	Interpretation

In this by-law and all other by-laws of the Corporation:

(a)	words importing the singular include the plural and vice-versa; and words importing gender include all genders; and

(b)	all words used in this by-law and defined in the Act shall have the meanings given to such words in the Act or in the related Parts thereof.

ARTICLE 2
GENERAL BUSINESS

2.1	Registered Office

The registered office of the Corporation shall be in the province within Canada specified in the articles and at such place and address therein as the board may from time to time determine.

2.2	Seal

The Corporation may have a seal which shall be adopted and may be changed by the board.

2.3	Financial Year

The financial year end of the Corporation shall be as determined by the board.

2.4	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any two directors or officers or as otherwise directed by the board.

Notwithstanding the foregoing, any officer or director may sign certificates and similar instruments (other than share certificates) on the Corporation’s behalf with respect to any factual matters relating to the Corporation’s business and affairs, including certificates verifying copies of the articles, by-laws, resolutions and minutes of meetings of the Corporation.

2.5	Execution in Counterpart, by Facsimile, and by Electronic Signature

(a)
Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by means of secure electronic signature (as defined in the Act) or facsimile;

(b)
Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document;

(c)
Subject to the Act, wherever a notice, document or other information is required under the Act or the by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document.

Notwithstanding the foregoing, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.

2.6	Voting Rights in Other Bodies Corporate

Any officer or director may execute and deliver proxies and take any other steps as in the officer’s or director’s opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation.  In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7	Banking Arrangements

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

ARTICLE 3
BORROWING

3.1	Borrowing

Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2	Delegation

Subject to the Act, the board may from time to time delegate to a director, a committee of directors, an officer or such other person or persons so designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ARTICLE 4
DIRECTORS

4.1	Duties of Directors

The board shall manage or supervise the management of the business and affairs of the Corporation.

4.2	Election and Term

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  Where the shareholders adopt an amendment to the Articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment.  The election shall be by resolution.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.3	Qualification

At least twenty-five per cent (25%) of the directors of the Corporation must be resident Canadians.  However, if the Corporation has less than four directors, at least one director must be a resident Canadian.

4.4	Eligibility Requirements at Meetings

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least twenty-five percent of the directors present are resident Canadians, or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

4.5	Quorum

A majority of the number of directors elected from time to time or, in the event that there are less than four directors, one director shall constitute a quorum for the transaction of business at any meeting of the board. Notwithstanding vacancies, a quorum of directors may exercise all of the powers of the board.

4.6	Calling of Meetings

Meetings of the board shall be held from time to time at the registered office of the Corporation or at any other place within or outside Canada, on such day and at such time as the board, the chairperson of the board, the president or any two directors may determine.

4.7	Notice of Meetings

Notice of the time and place of each meeting of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held and need not be in writing.  A notice of meeting need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities;

(d)	issue shares of a series under section 27 of the Act;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission referred to in section 41 of the Act;

(h)	approve a management proxy circular referred to in Part XIII of the Act;

(i)	approve a take-over bid circular or directors’ circular referred to in Part XVII of the Act;

(j)	approve any financial statements referred to in section 155 of the Act; or

(k)	adopt, amend or repeal by-laws.

4.8	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

4.9	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of the board.  If none of these officers are present, the directors present shall choose one of their number to be chairperson.  The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

4.10	Votes to Govern

At all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote.  Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded.

4.11	Participation by Telephonic, Electronic or other Communication Facility

Subject to the Act, if all of the directors of the Corporation consent, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director’s consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board held while the director holds office. A director participating in a meeting by such means shall be deemed to be present at that meeting.

4.12	Electronic Voting

Subject to the Act, a director participating in a meeting by telephonic, electronic or other communication facility in accordance with section 4.9 may vote by means of such facility.

4.13	Conflict of Interest

A director or officer of the Corporation who is a party to a material transaction or material contract, or proposed material transaction or material contract with the Corporation, is a director or an officer of, or acts in a capacity similar to a director or officer of, or has a material interest in any person who is a party to a material transaction or material contract or proposed material transaction or material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act.  Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve any transaction.  If a material transaction or material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, the transaction is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the transaction or contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if the director or officer disclosed his interest in accordance with the provisions of the Act and the transaction or contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved.

4.14           Agents and Attorneys

The board shall have the power, from time to time, to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to sub-delegate) as may be deemed fit.

ARTICLE 5
COMMITTEES

5.1	Audit Committee

The directors shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

5.2	Other Committees

The board may designate and appoint additional committees of directors and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the board.

5.3	Procedure

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

ARTICLE 6
OFFICERS

6.1	Appointment of Officers

The board may from time to time designate the offices of the Corporation, appoint persons to such offices, specify their duties and, subject to any limitations prescribed in the Act, may delegate to them powers to manage the business and affairs of the Corporation.

ARTICLE 7
PROTECTION OF DIRECTORS AND OFFICERS

7.1	Limitation of Liability

No director or officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation or any other person;

(b)
any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c)
any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation;

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director’s or officer’s respective office or in relation thereto,

unless the same shall happen by or through the director’s or officer’s failure to exercise the powers and to discharge the duties of the director’s or officer’s office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability for a breach of the Act.

7.2	Indemnity of Directors and Officers

(a)
The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)	The Corporation may not indemnify an individual under paragraph (a) unless the individual:

(i)
acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

(c)
The Corporation may advance moneys to such individual for the costs, charges and expenses of a proceeding referred to in paragraph (a) provided such individual agrees in advance, in writing, to repay the moneys if the individual does not fulfill the condition of paragraph (b).

(d)
If required by an individual referred to in paragraph (a), the Corporation shall seek the approval of a court to indemnify such individual or advance moneys under paragraph (c) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (b).

(e)
Notwithstanding paragraph (a), an individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (a), if the individual seeking indemnity:

(i)	was not adjudged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(ii)	fulfills the conditions set out in paragraph (b).

7.3	Indemnification of Others

Subject to the Act, the Corporation may indemnify its employees and agents/such persons, other than those referred to in section 7.2, as the directors may determine.

7.4	Insurance

The Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.1 against any liability incurred by such individual:

(a)	in the individual’s capacity as a director or officer of the Corporation; or

(b)	in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation’s request.

7.5	Indemnities Not Exclusive

Each of the provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 8
MEETINGS OF SHAREHOLDERS

8.1	Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the president in the absence of the chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

8.2	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at such place within Canada as the directors shall determine or at such place outside Canada as may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

8.3	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be sent out by such minimum period or such maximum period as is prescribed by the Act or other applicable legislation to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation.

8.4	Participation in Meeting by Electronic Means

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.5	Electronic Meetings

Subject to the Act and the consent of the directors or all of the shareholders entitled to vote at the meeting, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6	Chairperson and Secretary

The chairperson of the board or, in the chairperson’s absence, the president or, in the president’s absence, a vice-president shall be chairperson of any meeting of shareholders.  If none of these officers are present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote shall choose a chairperson from amongst themselves.  The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.7	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.8	Quorum

A quorum of shareholders is present at a meeting of shareholders, if the holders of 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, provided that a quorum shall not be less than two persons.  A quorum need not be present throughout the meeting provided a quorum is present at the opening of the meeting.

8.9	Shareholder Representatives

A body corporate or association which is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

8.10	Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

8.11	Voting

Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary,  proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution.

8.12	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot.  A ballot so required or demanded shall be taken in such manner as the chairperson shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon that question.

8.13	Electronic Voting

Notwithstanding section 8.11, any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with section 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Any vote referred to in section 8.11 or 8.12 may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility, provided, in each case, that the facility:

(a)	enables the votes to be gathered in a manner that permits their subsequent verification; and

(b)	permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

8.14	Casting Vote

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall be entitled to a second or casting vote.

ARTICLE 9
SHARES

9.1	Issuance

Subject to the Act and the articles, the board may from time to time issue or grant options to purchase, or authorize the issue or grant of options to purchase, any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine or authorize, provided that no share shall be issued until it is fully paid.

9.2	Share Certificate

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a Share Certificate, or to a non-transferable written acknowledgment of his right to obtain a Share Certificate, stating the number and class of series of shares held by him as shown on the securities register.  Share Certificates and acknowledgments of a shareholder's right to a Share Certificate, respectively, shall be in such form as the board shall from time to time approve.  Any Share Certificate shall be signed by one officer or director of the Corporation and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent/or registrar.  The signature of one of the signing officers or, in the case of Share Certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon Share Certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.  A Share Certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

9.3	Securities Records

The Corporation shall maintain a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

(a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

(b)	the number of shares or other securities held by each holder; and

(c)	the date and particulars of the issue and transfer of each share or other security.

9.4	Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

9.5	Non-recognition of Trusts

Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

9.6	Security Certificates

Security certificates shall be signed by at least one of the following persons:

(a)	any director or officer of the Corporation;

(b)	a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

(c)	a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation.  If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

ARTICLE 10
DIVIDENDS AND RIGHTS

10.1	Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.   Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

10.2	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the

Corporation.  The mailing of such cheque, in such manner, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

ARTICLE 11
MISCELLANEOUS

11.1	Timing of Delivery of Notices

Any notice, document or other information delivered to a director, officer, shareholder, auditor or member of a committee of the board by prepaid mail or personal delivery in accordance with the Act shall be deemed to be received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the addressee did not receive the notice, document or other information at that time or at all.

Subject to the Act, wherever a notice, document or other information is provided to a person in the form of an electronic document in accordance with section 2.5, such document shall be deemed to have been provided at the time it leaves an information system within the control of the originator or another person who provided it on behalf of the originator, and shall be deemed to have been received when it enters the information system designated by the addressee.

11.2	Waiver of Notice

Any shareholder (or such shareholder’s duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing of such notice or document, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner.  Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11.3	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

11.4	Invalidity

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

11.5	Effective Date

This by-law shall come into force upon approval by the directors.

11.6	Repeal

The Amended and Restated By-Law No. 1 of the Corporation shall be repealed upon the coming into effect of this by-law. However, such repeal shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal. All officers and persons acting under such repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such by-law shall continue in force until amended or repealed, except to the extent inconsistent with this by-law.

DATED as of the 20th day of October, 2009.